05008058

82-03138

SUPPL

RNS statement

BAE Systems plc Annual General Meeting

4 May 2005

Commenting at today's Annual General Meeting of the company's shareholders BAE Systems Chairman, Dick Olver, confirmed that the company's trading outlook remained unchanged from that described in the company's 2004 Report and Accounts published earlier this year.

In addition good progress on the strategic development of the company was reported with completion of the Eurosystems transaction on 29 April. Shareholder approval for the proposed acquisition of United Defence Industries will be sought on 13 May with completion subject to receipt of outstanding regulatory approvals.

Dick Olver also took the opportunity to thank Lord Hesketh, who retires from the Board today, for his contribution as a non-executive director of the company.

Issued by
BAE Systems plc
London

B

dlw 5/19